J.P. Morgan Securities LLC

383 Madison Avenue

New York, NY 10179

Citigroup Global Markets Inc.

388 Greenwich Street

New York, New York 10013

May 4, 2015

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Jeffrey P. Riedler, Assistant Director
Bryan J. Pitko
Matthew Jones

Re:	aTyr Pharma, Inc.

Registration Statement on Form S-1

Filed on April 6, 2015

Registration File No. 333-203272

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), the undersigned, as representatives of the several underwriters (the “Underwriters”), hereby join in the request of aTyr Pharma, Inc. (the “Company”) for acceleration of the effective date of the above-referenced registration statement so that it becomes effective at 4:00 p.m., Eastern time, on May 6, 2015, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated April 27, 2015:

(i)	Dates of distribution: April 27, 2015 through the date hereof

(ii)	Number of prospective underwriters to which the preliminary prospectus was furnished: 4

(iii)	Number of prospectuses furnished to investors: approximately 646

(iv)	Number of prospectuses distributed to others, including the Company, the Company’s counsel, independent accountants, and underwriters’ counsel: approximately 40

The undersigned advise that they have complied and will continue to comply, and each Underwriter and dealer has advised the undersigned that it has complied and will continue to comply, with Rule 15c2-8 under the Securities Exchange Act of 1934.

[Signature page follows]

Very truly yours,
J.P. MORGAN SECURITIES LLC CITIGROUP GLOBAL MARKETS INC. Acting severally on behalf of themselves and the several Underwriters
By:	J.P. MORGAN SECURITIES LLC

By:	/s/ Phillip Ross
Name: Phillip Ross
Title: Managing Director

By:	CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Jennifer Jarrett
Name: Jennifer Jarrett
Title: Managing Director

[Signature page to Underwriters’ Acceleration Request]